SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(Amendment No. 4)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
SHELTER PROPERTIES IV LIMITED PARTNERSHIP

(Name of the Issuer)
SHELTER PROPERTIES IV LIMITED PARTNERSHIP
SHELTER REALTY IV CORPORATION
AIMCO/IPT, INC.
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO SHELTER MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000

This statement is filed in connection with (check the appropriate box):
a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☑ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$60,000	$4.28

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 13,345 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $4.50 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $60,000 by 0.0000713

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.28 Form or Registration No.: Form S-4 (Reg. No. 333-169871)	Filing Party: Apartment Investment and Management Company; Aimco Properties, L.P. Date Filed: October 12, 2010

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13e-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.
     On February 11, 2011, the merger of Shelter Properties IV Limited Partnership, a South Carolina limited partnership (“Shelter”), with AIMCO Shelter Merger Sub LLC, a South Carolina limited liability company (“Merger Subsidiary”), was completed, pursuant to the merger agreement (the “Merger Agreement”) dated February 11, 2011 by and among Shelter, Merger Subsidiary, and Aimco Properties, L.P., a Delaware limited partnership and the sole member of Merger Subsidiary (“Aimco OP”).
     In the merger, Merger Subsidiary was merged with and into Shelter and each limited partnership unit of Shelter outstanding immediately prior to the consummation of the merger, except those held by limited partners who perfected their appraisal rights pursuant to the Merger Agreement, was converted into the right to receive, at the election of the limited partner, either (i) $4.50 in cash (the “Cash Consideration”) or (ii) 0.18 partnership common units of Aimco OP. Those limited partners who do not make an election will be deemed to have elected to receive the Cash Consideration.
     In the merger, Aimco OP’s membership interest in Merger Subsidiary was converted into Shelter limited partnership units. As a result of the merger, Aimco OP is now the sole limited partner in Shelter, holding all outstanding limited partnership units. Shelter Realty IV Corporation continues to be the corporate general partner of Shelter, and Shelter’s agreement of limited partnership in effect immediately prior to the merger remains unchanged after the merger.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

SHELTER PROPERTIES IV LIMITED PARTNERSHIP
By:	Shelter Realty IV Corporation
Its Corporate General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

SHELTER REALTY IV CORPORATION
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO/IPT, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     Date: February 11, 2011

By:	AIMCO-GP, INC.

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO SHELTER MERGER SUB LLC
By:	AIMCO PROPERTIES, L.P.
Its Sole Member

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, File No. 333-169871, filed by Apartment Investment and Management Company and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(a)(5)	Disclosure material to limited partners’ election of merger consideration, dated February 11, 2011.

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)	Appraisal Report, dated as of May 28, 2010, by Cogent Realty Advisors, LLC, related to Baymeadows Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 8, 2010 is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated February 11, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by Shelter on February 11, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010 is incorporated herein by reference).

(g)	Not applicable.